                             SEC FILE NUMBER 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the month of March 2003
                 ----------

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------


                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F    A    Form 40-F
                   ------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes          No     A
             ------       ------

         (If "Yes is marked indicate below the file number assigned to the
         registrant in connection with Rule 12g3-2(b): 82-         .)
                                                          ---------

         THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728)
         OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.




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                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 24 March 2003                            FLETCHER CHALLENGE FORESTS LIMITED
                                              ----------------------------------



                                              P M GILLARD
                                              SECRETARY
                                              ---------
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[FLETCHER CHALLENGE FORESTS LOGO]

                                  NEWS RELEASE

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).


              FLETCHER CHALLENGE FORESTS TO PARTITION ITS BUSINESS;
                              JOINT CEOs APPOINTED


Auckland, 24 March 2003 - Fletcher Challenge Forests today announced that it will partition out its forest ownership activities from its added value processing, marketing, distribution and forest management activities.

The Company Chairman, Sir Dryden Spring, said the move flows from the statement of strategic direction announced last year, which was to:

     o    Run the business efficiently to world's best standards;
     o    Invest in high margin added value processing and distribution;
     o    Reduce investment in trees where appropriate value can be achieved;
          and
     o    Return surplus capital to shareholders.

Under these strategies, the Company intends to further reduce the capital employed in its forests by sourcing substantial external investment into its forest estates. The recent sale of cutting rights to UBS is an important first step in this strategy.

Capital released by these activities will be returned to shareholders.

Sir Dryden said "The announcement today that the Company's forest estate will be partitioned is the logical next step in ensuring that the Company is structured in a manner which assists our objective of introducing new investors into the ownership of our forest estate. This will allow the Company to increase its focus on improving the margin at the

Continues
value-added processing, marketing and distribution segments of the value chain. It is a very clear statement to the market and to shareholders that the Board of Fletcher Challenge Forests is committed to intensifying the focus of the Company on those points in the forest products value chain where the greatest returns can be achieved for the dollars invested. It is also a clear statement that the Company is committed to achieving a value from its forest estate that is well in excess of the value currently ascribed to it in the Fletcher Challenge Forests share price today.

Sir Dryden said while the specific details of the new structure are still under consideration, the matter is proceeding with urgency. Macquarie New Zealand Limited has been appointed as advisors in the restructuring process.

The Fletcher Challenge Forests Chairman said the strategy will see the Company evolve into a different forestry business where the focus will be on access and supply, rather than necessarily ownership of the forest resource. We already have an existing business dealing in third-party supply and trading and this activity will become significantly more important. The Company will continue to develop the internationally recognised skill and experience of its forestry staff, and will utilise this capability in appropriate management and contractual arrangements.

Investment will also be focused on added value processing, marketing and the Company's successful global distribution activities.

Sir Dryden said the restructuring of a company of the size and complexity of Fletcher Challenge Forests will be a demanding process, and will require leadership from people who have both the necessary skills and depth of knowledge of the Company and its people. The nature of the Company will also change. For these reasons, and after careful consideration, the Board has adopted a new senior executive structure to lead this phase of the Company's development, and has appointed two of our very senior executives as Joint Chief Executive Officers, upon the retirement of Terry McFadgen at the end of the month.

JOHN DELL (CURRENTLY CHIEF FINANCIAL OFFICER) AND IAN BOYD (CURRENTLY CHIEF OPERATING OFFICER) WILL BE APPOINTED JOINT CHIEF EXECUTIVE OFFICERS OF FLETCHER CHALLENGE FORESTS. UNDER THE NEW STRUCTURE JOHN DELL WILL ASSUME RESPONSIBILITY FOR CORPORATE STRATEGY, RESTRUCTURING INITIATIVES AND GROUP FINANCIAL PERFORMANCE, IN ADDITION TO HIS RESPONSIBILITIES AS CHIEF FINANCIAL OFFICER. IAN BOYD WILL TAKE RESPONSIBILITY FOR ALL THE COMPANY'S OPERATIONAL ACTIVITIES, GROWTH STRATEGIES AND EXTERNAL COMMERCIAL RELATIONSHIPS. BOTH WILL REPORT DIRECTLY TO THE BOARD. THESE APPOINTMENTS WILL BECOME EFFECTIVE FROM 1 APRIL 2003.

Sir Dryden said the appointments are logical and essential to provide established leadership through a restructuring phase.

"John and Ian have exceptional skills and in depth knowledge of the operational and financial aspects of the Company and its essential external and internal relationships. They will provide the essential focus and drive the new strategy and the emerging new Company."

Sir Dryden also paid tribute to retiring Chief Executive Officer, Terry
McFadgen.

"Terry made an great contribution to the Company through a very challenging time. Under his leadership a strong financial base has been secured. This foundation means we are now in a position to move into this next substantial restructuring phase to realize shareholder value." Sir Dryden said

IAN BOYD

Ian Boyd has held a number of Senior Executive positions in the New Zealand Forestry and Agribusiness sector. These include General Manager, Forest Division of Tasman Forestry; Chief Executive of Fletcher Challenge Limited's forestry and paper interests in Chile; Managing Director, Wrightson Limited; General Manager, Forest & Logs Business Unit of Fletcher Challenge Forests Limited; and, since 1999, Chief Operating Officer of Fletcher Challenge Forests, as a stand alone company.

In these roles Ian has been heavily involved in operational management and restructuring, and in developing and managing a range of external partnerships and ventures.

Ian also represents the Company on a range of external business and sector organisations.

He has a Bachelor of Forestry Science.


JOHN DELL

John Dell joined Fletcher Challenge Forests Limited in May 2001 as Chief Financial Officer. John previously held a number of roles within Air New Zealand during the period from 1994 to February 2001, most recently as Chief Financial Officer. Prior to joining Air New Zealand he worked for international accountancy and consultancy firm KPMG, based in Wellington. Previously John had worked for KPMG in Melbourne, Zurich, and New York. John has a Bachelor of Commerce (Honours) degree from the University of Otago and is a member of the Institute of Chartered Accountants of New Zealand



Ends